FORM 6-K

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 or 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934
DATE OF REPORT OCTOBER 21, 2003

Telekom Austria AG
(Exact name of Registrant as specified in its charter)

Telekom Austria, Incorporated
(Translation of Registrant’s name into English)

Schwarzenbergplatz 3
1010 Vienna, Austria
(011) 43 590-5910
(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:]

FORM 20-F ☒	FORM 40-F ☐

[Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.]

YES ☐	NO ☒

[If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):] Not applicable

Signature

Telekom Austria Group

Shareholder Information

Telekom Austria Ends MobilTel Negotiations

Vienna, October 21, 2003 — Telekom Austria (VSE: TKY, NYSE: TKA) today announced that the negotiations between Telekom Austria and the Bulgarian mobile operator MobilTel for the acquisition of a majority stake have terminated, since the vendor decided to pursue an offer for the acquisition of a minority stake. A participation in MobilTel in the form of a minority stake has not been under consideration by Telekom Austria.

Contact:
Hans Fruhmann
Telekom Austria AG
Investor Relations,
Tel.: +43 (0) 590591-20918
E-mail: hans.fruhmann@telekom.at

SIGNATURE

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TELEKOM AUSTRIA AG

	By:	/s/ Heinz Sundt

Name: Heinz Sundt Title: Chief Executive Officer

	By:	/s/ Stefano Colombo

Name: Stefano Colombo Title: Chief Financial Officer
Date: October 21, 2003